 FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

WEALTH MINERALS LTD.

Suite 1901, 1177 West Hastings Street

Vancouver, B.C.

V6E 2K3

Item 2.	Date of Material Change

August 14, 2006

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is August 14, 2006.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer grants incentive stock options to directors, officers and consultants of up to 550,000 common shares at $1.80 for two years.

Item 5.	Full Description of Material Change

The Issuer grants, pursuant to its Stock Option Plan, incentive stock options to directors, officers and consultants of the Issuer, to purchase up to an aggregate 550,000 common shares in the capital stock of the Issuer.  The options are exercisable on or before August 14, 2008 at a price of $1.80 per share.  The Stock Option Plan was approved by the members of the Issuer at the Annual General Meeting held on December 21, 2005.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Michael Kinley – Chief Financial Officer

Business Telephone No.:  (604) 331-0096

Item 9.	Date of Report

August 15, 2006